November 23, 2004

Ms. Barbara Jacobs
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-6
Washington, D.C. 20549

            Re:      Smart Online, Inc.
                        Amendment No.1 to Registration Statement on Form SB-2
                        File No.:  333-119385
                        Filed September 29, 2004

Dear Ms. Jacobs:

            Smart Online, Inc. (the “Company”) has filed Amendment No. 1 to its Registration Statement on Form SB-2 captioned above.  On behalf of the Company, we have addressed below, each of the staff’s comments in your letter dated October 29, 2004 (the “Comment Letter”).

Registration Statement Cover page

  We note from your disclosure on the outside front cover page of the prospectus and your “Plan of Distribution” section that the shares of common stock being registered “may be sold from time to time by the selling security holders…” Further, we note that you have included the Item 512 undertaking relating to 415 offerings. If a delayed or continuous offering is intended, please indicate the offering by checking the appropriate box on the cover page. Please see Interpretation G.133 of the Division of Corporation Finance’s July 1997 Manual of Publicly Available Telephone Interpretations for the information regarding the availability on Form SB-2 of Rule 415 offerings.

Ms. Barbara Jacobs
November 23, 2004

Response:      On the Registration Statement Cover page, we have checked the appropriate box.

Prospectus Outside Front Cover Page

  We note from the cover page and page 6 of the filing that the price at which the shares of your common stock are sold may be based on market prices at the time of sale, on varying prices determined at the time of sale or on negotiated prices. As there is not yet a market for your shares of common stock, please revise the outside front cover page of the prospectus to include the following language:

“The selling shareholders will sell at price of $x.xx (or a range) per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Response:      On the Prospectus Outside Front Cover Page, we added language as requested.

Prospectus Summary

  We note your disclosure summarizing the company’s business. In the second paragraph under the “Company Overview” section of the summary, you indicate your various sources of revenue stating that “[t]hese sources of revenue include syndication partners, integration partners, OEMs subscriptions from businesses, one-time purchases by small businesses and barter transactions with media companies.” In the prior paragraph, you briefly describe your Web portal business and your syndication arrangements. If material, please briefly explain your integration and OEM arrangements and your barter transactions with media companies.

Response:      In the Prospectus Summary, we have explained our integration and OEM arrangements and our barter transactions with media companies.  See page 5.

Risk Factors

  You are required to disclose the “most significant factors” that make this offering speculative or risky. Please revise the first paragraph of the “risk Factors” sections to indicate clearly that you are describing the material risks associated with the offering of shares of your common stock. Please refer to Item 503 of Regulation S-K by analogy. In addition, to the extent that you do not deem certain other risks material at this time, you should not refer to them in this section.

Ms. Barbara Jacobs
November 23, 2004

Response:      On page 6, we have revised the introduction paragraph of the “risk factors” section.

  We note from your disclosure, including on page 91 of the filing, that your Common Stock may be subject to the “penny stock” rules. Please revise your “risk Factors” section to include a risk factor discussing the penny stock rules and the additional risks they pose to investors.

Response:      On page 21, we have added new risk factor Number (54).

  We note from your disclosure that you have a significant amount of revenue generated from related parties. Please advise us as to why you do not deem this a material risk meriting disclosure. Otherwise, please revise your disclosure to add a risk factor elaborating on your related transactions.

Response:      On page 15, we have added new risk factor Number (34).

  We note from your disclosure that you have an outstanding tax matter with the IRS and we that and unfavorable outcome on such a matter would likely have a material impact on your financial situation. Please consider providing a separate risk factor addressing this tax matter.

Response:      On page 7, we have added new risk factor Number (6).

We Have Never Been Profitable, p. 7

  We note the disclosure in the first and second sentence regarding an aggregate loss of $31.3 million since inception including a loss of $1.2 million during the six months ended June 30, 2004. The subsequent sentence, however, seems to state operating losses since inception of $28.1 million. Please clarify. Further, please provide disclosure regarding your inception date as well as the duration of your existence since inception. Please also revise the heading to this risk to identify the risks rather than merely stating the fact of the situation.

Response:      On page 6, in Risk Factor Number (1) we have made the requested changes.

Ms. Barbara Jacobs
November 23, 2004

Our Independent Auditor Has Indicated That it Has Substantial Doubts That Smart Online Can Continue as a Going Concern. Our Independent Auditors’ Opinion May Negatively Affect Our Ability to Raise Additional Funds, Among Other Things. If We Fail to Raise Sufficient Capital We Will Not Be Able To Implement Our Business Plan and You Will Lose Your Investment, p. 7

  We note the disclosure in this risk factor attributing your independent auditors’ going concern opinion to your lack of operating history and revenues to date. It does not, however, appear that your lack of operating history was relevant to the going concern opinion, particularly given that you have been in operations since 1993. We refer you to Note 1 to your financial statements, which appears to the attribute the going concern opinion to your net losses, negative cash flow and deficiencies in working capital and equity. Please explain how your lack of operating history contributes to your independent auditors’ going concern opinion or otherwise please revise your disclosure accordingly.

Response:      On page 7, in Risk Factor number (2) we have indicated that Smart Online’s net losses, negative cash flow and deficiencies in working capital and equity have contributed to the auditor’s growing concern qualifications.

  We note that this going concern risk factor primarily focuses on the impact such risk factor has on your financing prospects. Please revise the disclosure or add another risk factor to elaborate on the factors, e.g., net losses, negative cash flow and deficiencies in working capital, and equity, that contributed to the going concern by your independent auditors and the possibility that you may cease to be a going concern as a result of such current factors.

Response:      On page 7, in Risk Factor Number (3) we have indicated that Smart Online may have to liquidate its business.

We Will Require Additional Financing To Fund Our Operations Or Growth, Financing May Not Be Available or May Harm Existing Stockholders, p.7

  The disclosure that begins with the sentence “If we raise additional funds through the Issuance of equity securities or debt convertible…” and ends with the subsequent sentence addresses a different risk than that which is disclosed at the beginning of the subject risk factor. One risk addresses the need for additional financing and the risk in not obtaining such financing. The other risk addresses the dilution of ownership to stockholders upon the additional financing. Please separate such risks into separate risk factors. In addition, please clarify your disclosure regarding existing or current stockholders to indicate that such references also include investors in this offering.

Ms. Barbara Jacobs
November 23, 2004

Response:      On page 7, we have separated the risks into separate risk factor Numbers (3) and (4).  Additionally, we have clarified our disclosure regarding existing or current stockholders to indicate that such references also include investors in this offering.

  Please revise your disclosure regarding the need for additional financing and the risk in not obtaining such financing to disclose that you will not be receiving any proceeds from this offering. Further, please discuss the prospect that you may cease to be a going concern as a result of not obtaining additional financing.

Response:      On page 7, we have added new risk factor Number (5).  Additionally, we discuss in risk factor Number (3) the prospect that Smart Online may have to liquidate its business if it does not obtain additional financing.

Many of Our Current Users Do Not Pay For Our Products, p.8

  Please provide additional disclosure on the business strategy for currently allowing many users access to your products without charge and how long you plan to continue such a practice to the extent known.

Response:      On page 8, we have added to risk factor Number (8) the requested disclosure about Smart Online’s pricing strategy and the expected time for changing that strategy.

We Will Rely Heavily On Successful Development and Market Acceptance of Our Next generation Platform, OneBiz Conductor(sm), p. 8

  Please provide additional disclosure summarizing the status of as well as your plans for introducing OneBiz Conductor(sm) to the marketplace.

Response:      On page 9, in risk factor number (11) we cross referenced to Smart Online’s schedule for introducing OneBiz Conductor (sm) and confirmed that Smart Online's development of OneBiz is on schedule..

Ms. Barbara Jacobs
November 23, 2004

We Rely on Third-Party Hardware and Software That May Be Difficult To Replace or Which Could Cause Errors or Failures of Our Service, p.11

  Please provide additional disclosure regarding any licensed software or hardware that is material to the operations of your business and indicate in such disclosure the material terms of any such licensing and/or lease agreements. In this regard, we would expect to see information regarding the term of such agreement, the payments under such agreement and any other material terms of agreement. Additionally, such agreements may need to be filed as exhibits to the registration statement. Please see Item 601(b)(10) of regulation S-B.

Response:      On page 10, in risk factor Number (18) we have disclosed additional information about the hardware and software in which Smart Online relies.  Although it is important to Smart Online that such hardware and software continues to work, we do not believe any such contracts are material to Smart Online.

We Depend on Corporate Partners to Market Our Products Through Their Web Sites and OEM or Integration Relationships Under Relatively Short Term Agreements.  Termination of These Agreements Could Cause A Substantial Decline in Our Revenue and a Substantial Increase in Customer Acquisition Costs, p. 14

  Please identify any significant partners and provide the material terms of nay agreements with such significant partners.  In this regard, we would expect to see information regarding the term of the agreement and any other material terms of the agreement.  Additionally, any such agreement with a significant partner may need to be filed as exhibits to the registration statement.  Please see Item 601(b)(10) of Regulation S-B.

Response:      On page 13, we have identified in risk factor Number (27) Smart IL as a material partner and have cross referenced discussions of the terms of Smart Online’s contract with Smart IL.  We have also filed as exhibits 10.25 and 10.26 Smart Online’s contract with Smart IL.

It is Important for us to Continue to Develop and Maintain Strategic Relationships, p. 14

  We note your disclosure in the last sentence of this risk factor stating that your “strategic partners also may interfere with our ability to enter into other desirable strategic relationship.”  If applicable, please revise your disclosure to elaborate on any present agreements with any strategic partners that may limit or interfere with your ability to enter into other relationships.  Otherwise, consider adding disclosure to indicate that no such agreements presently exist.

Ms. Barbara Jacobs
November 23, 2004

Response:      On page 13, in risk factor number (28) we have described Smart Online’s agreements with partners that limit Smart Online’s ability to enter into other relationships.

We Face Significant Competition, p. 15

  We note that the Summit Strategies reports posted on your Web site under Media Coverage identify specific software-as-services competitors other than the large companies you have identified include Corio, Employease, EchoMail, RightNow Technologies, salesforce.com and Surebridge.  Please supplementally inform us whether such companies are competitors to you and whether they fit within the framework of competitors you have disclosed in your risk factor – large companies with multiple software products or smaller competitors who sell single applications.  The fact that such companies also operate under the software-as-services business model suggests they are direct competitors to you and may merit discussion.

Response:      On page 13, in risk factor number (30) we added additional disclosure.  The companies listed in Smart Online’s website are competitors only in the very broadest sense in that none of them offer a full solution to the business needs of small businesses.  Smart Online believes the current disclosure correctly focuses investors attention to competitors that either now or in the future may offer such full solution products and that it may be misleading to focus investors’ attention on competitors that offer partial solutions as Smart Online believes the biggest threat to its business will come from full service offerings for small business.

We Rely on Nonrecurring Revenue, Which May Cause Our revenue to Fluctuate Substantially From One Quarter To Another or to Decline Permanently as Market Conditions Change, p.15

  Please revise your disclosure to include the specific percent of revenue for the six months ended June 30, 2004 and the fiscal year ended December 31, 2003 that was nonrecurring revenue. We also note your disclosure on pages 55 and 56 of the filing that a significant amount of revenue was derived from transactions with related parties.   Please confirm whether such revenue may be considered nonrecurring revenue in light of this risk factor.

Response:      On page 14, in risk factor number (31) we have added the percentages of nonrecurring revenue for year 2003 and the first nine months of year 2004.  Smart Online confirms that none of its syndication revenue is from related parties.  All integration revenue, including integration revenue from related parties, has been treated as nonrecurring revenue.

Ms. Barbara Jacobs
November 23, 2004

All of the Shares of Common Stock owned by Our Officers, Directors and Consultants Will be Registered Later in a Registration on Form S-8 and May Be Resold by Them, Which May Have a Negative Impact on Their Interest in Smart Online’s Future, p.19

  Please revise your disclosure to elaborate on the restrictions and limitations with respect to registering shares for resale pursuant to Form S-8.

Response:      On page 17, in risk factor number (41) we have described limitations on resales by officers and directors under a Form S-8 registration statement.

Our Ability to Protect Our Intellectual Property is Limited and Our Products May be Subject to Infringement Claims by Third Parties, p.21

  We note your disclosure in the third sentence of the second paragraph of this risk factor that states “Our technologies may not be able to withstand any third-party claims or rights against their use.” If applicable, please revise your disclosure to include any third-party infringement claims or rights that you are currently aware. Otherwise, please clarify that you are presently not aware of any such third-party claims.

Response:      On page 18, in risk factor number (47) we have disclosed that no claims have been asserted by any third parties.

Anti-Takeover Effects of Charter Documents and Delaware Law Could Discourage or Prevent a Change in Control, p22

  Please revise your disclosure in this risk factor to further elaborate on the risk presented by the anti-takeover devices you have identified. In this regard, we would expect to see a statement regarding how a change of control may be beneficial to stockholders but that such anti-take-over devices may prevent such a change of control from occurring.

Response:      On pages 18-19, in risk factor number (48) we have revised our disclosure as requested.

Ms. Barbara Jacobs
November 23, 2004

We May Not Qualify to Have Our Stock Quoted For Trading on the Over-the-Counter Electronic Bulletin Board, and Therefore You may be Unable to Sell Your Shares. Even if We Qualify to Have Our Stock Quoted For Trading, Trading Volume May Not Develop and You May be Unable to Sell Your Shares, p 22

23.       We note your disclosure regarding your intent to list on the NASDAQ or a securities exchange if you were to satisfy the applicable listing criteria. However, it does not appear that you would currently satisfy their quantitative or qualitative listing/quotation standards. Please advise.

Response:      On page 19, in risk factor number (49) we have disclosed that Smart Online does not meet NASDAQ or stock exchange listing criteria.

24.       Please revise your disclosure to include a statement that the OTCBB does not have a listing requirements for issuers quoted on its service, but that in order to remain current on its filing obligations with the Commission.

Response:      On page 19, in risk factor number (49) we have disclosed that OTCBB companies must remain current in their periodic reporting obligations.

  Please revise your disclosure to elaborate on the over-the-counter market commonly referred to as the “pink sheets.” The disclosure makes reference to the pink sheets, but does not provide a description of the pink sheets nor an explanation as to how the your listing on the pink sheets will impact the investor.

Response:      On page 20, in risk factor number (49) we have provided additional disclosure about the “pink sheets”.

If Securities Analysts Do Not Publish Research or Reports About Our Business or If They Downgrade Our Stock, the Price of our Stock Could Decline, p. 22

  Please revise your disclosure to elaborate on the risk of not receiving any analyst coverage.

Response:      On page 20, in risk factor number (50) we have revised our disclosure to elaborate on the risk of not receiving any analyst coverage.

Ms. Barbara Jacobs
November 23, 2004

Our Quarterly Revenues and Operating Results my Fluctuate in Future Periods and We may Fail to Meet Expectations of Investors and Public Market Analysis, Which Could Cause the Price of Our Common Stock to Decline, p.23

  We note your disclosure in which you state that you believe period-to-period comparisons of your operating results may not be meaningful.  Please elaborate on why you consider such comparisons to not be meaningful.

Response:      On page 20, in risk factor number (51) we have deleted the statement that such comparisons may not be meaningful.

Our Stock Price is Likely to be Highly Volatile and May Decline, p. 23

  Please revise the reference to “NASD’s Over-the-Counter Bulletin Board.”  Instead, you may indicate that NASDAQ administers the OTCBB.  Please also delete the reference to the OTCBB being a stock market.  The OTCBB is quotation medium for its members and is not an issuer listing service, market or exchange.  Please revise.

Response:      On page 21, in risk factor number (52) we have made the requested changes.

Selling Security Holders

   Please note that the column titled “Percentage of Common Stock to be Owned by Selling Security holder after Completion of Offering” in the selling security holder’s table on page 26 of the filing seems to indicate ownership by certain security holders after the offering as zero percent when that does not necessarily appear to be the case.  For example, Daniel R. Flebotte does not appear to be selling all his share holdings in the offering and yet his ownership percentage after the offering is indicated as zero.  Please revise as appropriate.

Response:      On page 24, we have explained in added footnote number (3) that certain selling security holders will own less than 1% of the outstanding shares after the offering.

  Please confirm whether Atlas Capital SA is an affiliate of a registered broker-dealer.

Ms. Barbara Jacobs
November 23, 2004

Response:      Atlas Capital SA has indicated to Smart Online that Atlas is not an affiliate of a broker-dealer registered in the U.S.

  Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by Atlas Capital SA.  Please see Interpretation I.60 of the Division of Corporation Finance’s July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to the Division of Corporation Finance’s July 1997 Manual of Publicly Available Telephone Interpretations.

Response:      On page 24, we have disclosed in footnote number (6) the individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by Atlas Capital SA.

  In your disclosure on page 28 of the filing, please clarify whether J.P. Morgan Chase & Co. is a registered broker-dealer or an affiliate of a registered broker-dealer.  In addition, please clarify the statement regarding Richmond Bernhardt, David Perkins, William Hoyle and J. Fielding Miller to indicate whether they are affiliates of a registered broker-dealer.

Response:      On page 25, we have disclosed the registered broker-dealers with which J.P. Morgan Chase & Co. is affiliated.  Additionally, we have clarified the statement regarding Richmond Bernhardt, David Perkins, William Hoyle and J. Fielding Miller to indicate that they are affiliates of a registered broker-dealer, Cap Financial Partners LLC.

  With respect to the affiliates of registered broker-dealers that have been disclosed, please expand your disclosure to indicate whether they purchased the securities to be resold in the ordinary course of business.  Also, whether at the time of the purchase they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to distribute the securities.

Response:      On page 26, we have expanded our disclosure to indicate the securities were purchased for investment and not as part of broker-dealer operations, and that there were no agreements, understandings to distribute the securities.

Ms. Barbara Jacobs
November 23, 2004

Plan of Distribution

  In reference to the second paragraph on page 30 of the filing and if currently known, please supplementally inform us as to which states you intend to registered the shares of your common stock subject to this filing or otherwise whether an exemption from registration exists in such states.

Response:      On page 27, we added disclosure that Smart Online does not plan to register securities in any state and instead plans to rely on state exemptions for resale by investors.

Description of Business

Overview, p.32

  We note your statement in the last sentence of the second paragraph which states that business and trade publications have praised your products.  Please revise the disclosure to limit such reference to only those publications that have specifically praised your products.  In addition, please supplementally provide us with support for your statement that “Forbes, PC Magazine and American Banker” have praised your products.

Response:      We have deleted references to all business publications from this section.

  We note your disclosure in the last paragraph in which you state that you are a “leading provider of software applications for small businesses.”  Please supplementally provide us with support for the statement.  Further, with respect to any other third-party statements in your registration statement such as “[t]hese companies employ approximately half of the nation’s workforce” and “worldwide spending on Web Services applications will reach $3 billion in 2003,” each on page 42 of the filing, please supplementally provide us with support for such statements.  Your supplemental submission should have the relevant portions of such supporting reports or articles highlighted and marked to appropriately identify the support with the statement.  Please also confirm whether such third-party reports or articles are publicly available or available at nominal cost.

Response:      We deleted the statement that Smart Online is a “leading provider of software applications for small businesses.”  Additionally, we have deleted all references to third party statements.

Ms. Barbara Jacobs
November 23, 2004

Next Generation Product Development – OneBiz Conductor(SM), pp. 39-42

   We note your disclosure in the first sentence of the first paragraph of the section in which you refer to an “acquisition strategy” in connection with OneBiz Conductor.  Please clarify this statement; we presume that you have no current plans to acquire any companies.

Response:      On page 36, we described Smart Online’s acquisition strategy and its current status under the heading “Acquisition from Outside Sources”.

Market, pp. 42-44

  We refer you to your disclosure in the paragraph titled “Market Resources.”  You indicate that a customer or partner accounted for 28 percent of your total revenue for 2003.  Please revise your disclosure to identify such customer and partner and the nature of such revenue.

Response:      On page 37, we have revised our disclosure as requested to disclose that related party revenue was derived from integration fees from Smart IL and consulting fees from Parson & Shearson, Inc.

  We refer you to your disclosure in the sixth paragraph on page 43 of the filing.  Please elaborate on the statement in the first sentence of the paragraph and provide disclosure as to why certain contracts terminated earlier than originally contemplated.

Response:      On page 37, under the heading “Integration Partners” we have disclosed why certain contacts terminated earlier than originally contemplated.

  We refer you to the second sentence in the sixth paragraph on page 43 of the filing.  You indicate that revenues from your syndication and integration arrangements have been insignificant to date.  Please reconcile this statement with your disclosure in the risk factor on page 14 of the filing in which you state that your syndication, integration and OEM arrangements represented a significant portion of your revenue.

Response:      In risk factor number (27), Smart Online warns investors that syndication, integration and OEM revenues were approximately 42.2% of total revenue.  We believe this is appropriate disclosure in light of emphasis elsewhere about serving the small business market.  Our aim is to advise investors that Smart Online’s strategy is to penetrate the small business market through larger companies.  We do not believe this represents any conflict with statements about the small amount of historical revenue from syndication contracts, which are only one of the components of Smart Online’s partnering strategy.  Increase in syndication partner revenue depends primarily on future success in inducing customers at syndication partner websites to begin paying for Smart Online products.  The need and strategy for attracting paying customers is discussed extensively elsewhere in the Registration Statement.

Ms. Barbara Jacobs
November 23, 2004

  We refer you to the last sentence of the paragraph on page 43 of the filing titled “OEM Sales.”  MYOB has not been previously identified or discussed in the disclosure and the use of OEM as a verb in the sentence is somewhat confusing.  In this regard, we would expect to see information regarding MYOB’s relationship with you, who MYOB “OEMs’ your products to in Australia and New Zealand and the percentage of revenue derived from this relationship.  We note your disclosure on page 45 with respect to MYOB.  Please confirm whether their sale of your shrink-wrap products constitutes the OEM arrangement you are referring to.

Response:      We have deleted the reference to MYOB under the  heading “OEM Sales.”   MYOB has not sold any Smart Online products in Australia or New Zealand to date, although it retains the right to sell.

Competition, pp. 46-48

  We refer you to the first paragraph on page 48 of the filing.  The disclosure indicates that some competitors categorize businesses with up to 50 employees as ‘small businesses’ and develop products targeted at these ‘larger’ businesses.  You then state in the subsequent sentence that your focus on businesses with up to 50 employees is a competitive advantage with respect to your competitors. Please reconcile these two statements.

Response:      On page 42, we have changed the disclosure in the competition section.  We agree this was confusing.

Legal Proceedings, pp. 49-50

  We refer you to your disclosure on page pages 49 and 50 of the filing under the heading “Legal Proceedings.”  On page 45 of the filing you mentioned current litigation involving MYOB and included a reference to this section.  There is no mention, however, of any litigation with an entity by the name of MYOB in your “Legal Proceedings” section.  Please confirm whether there is a litigation matter currently involving an entity by the name of MYOB.  Further, your disclosure on page 61 of the filing discusses a tax matter currently before the Internal Revenue Service.  Please advise us as to the consideration you have given in addresses the tax matter under Item 103 of Regulation S-B.

Ms. Barbara Jacobs
November 23, 2004
Page15

Response:      Smart Online decided to voluntarily dismiss its legal action against   MYOB to eliminate litigation expenses.  Reference to the litigation has been deleted.  We have disclosed the IRS matter under the heading “Legal Proceedings.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Overview, pp. 51-53

  We refer you to the second paragraph on page 52 of your filing.  In the fifth sentence of the paragraph you make reference to ‘back-end revenue sharing.’  Please clarify the disclosure to explain the term ‘back-end revenue sharing.’

Response:      On page 46, we have deleted the term “back end” and clarified the disclosure to explain our revenue sharing arrangements.

Revenue From Related Parties, pp. 55-56

  We refer you to the first paragraph under this section.  Please clarify your disclosure to identify the stockholder that owns SIL and such stockholder’s relationship to you and SIL.  Please supplementally inform us as to whether SIL is currently in business and its current status.  We note your disclosure stating that SIL laid off all employees.  Please consider filing the agreement with SIL as an exhibit to your registration statement pursuant to Items 601(b)(10)(A) and (B) of Regulation S-B.

Response:      On page 47, we indicated that Doran Roethler owns SIL.  Additionally, we have disclosed that SIL developed instant messenger software for Smart Online, but is currently not actively conducting business.

  With respect to the related party revenue disclosed in this section, please revise your disclosure to clarify the revenue streams the related party revenue is generated from, e.g., integration, syndication or other.

Response:      On page 48, we have added a table to disclose related party revenue and the types of services Smart Online provided to generate the revenue.

Ms. Barbara Jacobs
November 23, 2004

Results of Operations for Fiscal Years Ended December 31, 2003 and 2002, pp. 59-62

  We refer you to the paragraph under the heading “Other Income (Expense)” on page 62 of the filing and the last paragraph on page 65 of the filing.  Expand your disclosure to clearly describe the nature of the gain from debt forgiveness.  In this regard, indicate whether the lender is a related party, the type of liabilities that were forgiven and the terms of the contractual releases.  Supplementally tell us the terms of the debt forgiveness and the authoritative literature applied.

Response:      On pages 54 and 56, we have expanded our disclosure to describe the nature of the gain from debt forgiveness.  Additionally, we have indicated whether the lender is a related party, the type of liabilities that were forgiven and the terms of the contractual releases.

Results of Operations for Six Months Ended June 30, 2004, and 2003, pp. 62-66

  Please consolidate the last two paragraphs on page 62 of the filing.  In addition, please revise your disclosure to clarify and elaborate on your discussion regarding the increase in operating expense by including a discussion of the increase in consulting expense and legal and professional fees.  The consulting expense and legal and professional fees contributed significantly to your increased operating expense for the six months ended June 30, 2004.

Response:      We have made the requested changes on page 54.

Liquidity and Capital Resources, pp. 66-67

  Your disclosure should clearly indicate the principal sources of liquidity to focus on the primary drivers and other material factors necessary to understand your cash flows and the indicative value of historical cash flows, as opposed to a recitation of changes and other information evident to the investor from the financial statements.  Refer to Section IV of SEC No. Release 33-8350.  In this regard, you should highlight the impact on your liquidity of receiving upfront payments from your sales arrangements and receiving funding from related parties.  Address the impact of the debt forgiveness that has occurred in each reporting period.

Ms. Barbara Jacobs
November 23, 2004

Response:      On pages 56 and 57, we have revised our disclosure as requested.

  We note that you indicate that cash is not sufficient to meet your liquidity needs over the next 12 months.  Additionally, you cite improved operations and potential additional funding as remedies for the deficiencies in liquidity.  Clearly indicate the necessary actions and funding necessary to successfully implement these remedies.  Conversely, indicate the outcome if these actions fail.  In this regard, you state that you may not be able to raise additional funds on favorable terms or at all.  See FRC 607.02.

Response:      On page 57, we have indicated Smart Online could be forced to liquidate its business.

  Please address in this section the costs to you associated with becoming a public company as such costs are a known material commitment.  Please see Item 303(b)(1)(iii) of Regulation S-B.

Response:      On page 58, we have addressed the costs associated with becoming a public company.

Aggregated Option Grants in Fiscal 2003 and Fiscal 2004 and Option Values at June 30, 2004, p. 75

  Please revise your tabular disclosure in this section to provide the required option exercise table information as of December 31, 2003.  Please also note that option information with respect to June 30, 2004 is not required.  Please see Item 402(d) of Regulation S-B.

Response:      On page 64, we have added a table as of December 31, 2004.  We retained the table as of September 30, 2004, because we believe it contains updated information that is useful to investors.  No options were exercised during the applicable periods.

Option Grants During the First Six Months of Year 2004, p. 75

  Please revise the heading for this section to indicate that the section also includes information regarding option grants during the year ended December 31, 2004.  Please also note that the option information with respect to the six months ended June 30, 2004 is not required.  Please see Item 402(c) of Regulation S-B.

Ms. Barbara Jacobs
November 23, 2004

Response:      On page 64, we have revised the heading for this section as requested.  We retained the table as of September 30, 2004, because we believe it contains updated information that is useful to investors.

Certain Relationships and Related Transactions

Loans, Salary Deferrals and Security Interests of Certain Officers, Employees and Relatives, p. 80-82

  We refer to the Standstill and Interest Modification Agreements filed with your registration statement and the second paragraph of this section.  The agreements appear to suggest that the subject creditors made the interest rate reductions as consideration for and in order to induce the holders of your Series A Preferred Stock to agree to your capital restructure.  Please supplementally inform us as to the basis for your disclosure regarding a “voluntary reduction.”  Otherwise, please revise your disclosure as appropriate.

Response:      Officers of Smart Online agreed to standstill until May 31, 2005 to induce holders of preferred stock to agree to a capital restructuring.  Both the extension of the standstill to December 31, 2005 and the interest rate reduction were voluntary.  They both occurred after the restructuring closed and were not related to the restructuring.  We have clarified the language on pages 69 and 70 to reflect this.

  We refer you to the forms of promissory notes filed with your registration statement.  The forms of notes that have been filed are drafted in favor of the related parties identified in this section.  The form of notes, however, appear to be successor notes to the notes dated October 13, 2003, which appear to be the notes discussed in this section (which discusses them as having been executed on October 15, 2003).  The forms of notes filed, or the successor notes, also have amounts differing from that disclosed in this section.  Please revise your disclosure as appropriate in order to describe the subsequent transaction that resulted in these successor notes.  Further, please note that the successor notes indicate a maturity date of May 31, 2005 as opposed to the demand nature of the notes as disclosed.  We also refer you to a provision in the successor notes that states that “[t]he terms of this Note are the same as the Note form October 13, 2003 except where noted.”  Please confirm whether the successor notes amended and superseded the prior notes in their entirety and, if so, please state such fact.  Otherwise, please file such prior notes as exhibits to your registration statement.  Please also conform note 5 to your financial statements on page F-12 to your revised disclosure.

Ms. Barbara Jacobs
November 23, 2004

Response:      On pages 69 and 70, we have revised our disclosure as appropriate.   Additionally, Smart Online has informed us that the prior notes were canceled when the new notes were executed.

  We refer you to your disclosure regarding William Furr on page 82 of the filing and note 6 to your financial statements on page F-13.  The disclosure in your financial statements identifies some transactions that were not disclosed on page 82.  Please reconcile the disclosures.

Response:      On page 71, we have added additional information about transactions between Smart Online and William Furr.

Put Agreements In Connection with Private Placement Investor, p. 82

  We refer you to note 8 to your financial statements on page F-14 which appears to differ in its description of the put agreements to the disclosure in this section.  The amount of shares covered by the agreement and the purchase price differ.  Please reconcile the disclosures.  Please supplementally provide us copies of the put agreements.

Response:      On page 71, we have changed the disclosures about the number of put shares and the put purchase price.

Corporate Reorganization, p. 83

  We refer you to note 8 to your financial statements on page F-14.  Please reconcile the disclosures regarding your corporate reorganization.  We note that in this section you disclose an exchange of approximately 2.22 shares of common stock for one share of preferred stock whereas the note discloses an exchange of two shares of common stock for one share of preferred stock.

Response:      We have changed Note 8 to reflect 2.22 shares of common stock for each share of series A preferred stock.

Rescission Offer, p. 83

  Please supplementally inform us of the nature of the inaccuracies and omissions that resulted in your rescission offer.  Supplementally identify the states which were involved with the rescission offer.  We note your statement that all shareholders to whom the offer was made executed and delivered releases.  Provide us with your analysis as to how these releases are consistent with Section 14 of the Securities Act, and thus enforceable.

Ms. Barbara Jacobs
November 23, 2004

Response:      On pages 72 and F-16, we have disclosed the nature of the inaccuracies and omissions that resulted in our rescission offer.  The rescission offer was made to investors in these states: North Carolina, Maryland and Massachusetts.  Rescission offer documents were filed with the Securities Division of the Office of the Secretary of State of North Carolina and were revised before mailing to shareholders to reflect comments made by the Securities Division.  Maryland and Massachusetts did not require documents to be filed.  Accompanying this letter in the legal an analysis of Baker & McKenzie LLP as to how these releases are consistent with Section 14 of the Securities Act.

Description of Securities

Options, p. 88

  We refer to the third sentence of the first paragraph in which you state that the options granted have typically vested over a five-year period.  We note that pursuant to the terms of your stock option plans options have a maximum term of 10 years except in the case of 10 percent stockholders, in which case the maximum term is five years.  Please reconcile these two statements.

Response:      We have deleted the reference to vesting.

  The descriptions of your 2004 Equity Compensation Plan, 2001 Equity Compensation Plan and the 1998 Stock Option Plan on pages 88 and 89 of the filing appear repetitious to the disclosure made regarding such plans on pages 78 and 79 of the filing.  Please delete the descriptions of your plans in this Description of Securities section.  Instead, you may make reference to your prior disclosure.

Response:      We have deleted the repetitious disclosure and added a cross reference on page 75 as requested.

Ms. Barbara Jacobs
November 23, 2004

Financial Statements

Statement of Operations, p. F-4

  Consider revising the Statement of Operations to separately present the amount of revenue earned from related parties.  In addition, consider adding a table or a summary to your Related Party footnote that provides information regarding related party revenues and expenses.

Response:      We have revised the Statement of Operations to separately present the amount of revenue earned from related parties.  Additionally, we have changed footnote 11 – Related Party Transactions to add tables as requested.

  Revise to categorize expenses by function instead of by nature.  In this regard, the expenses should be categorized by costs of sales, sales and marketing, and general and administrative expense as discussed in your MD&A disclosure.

Response:      We have revised the disclosure as requested.

Note 2. Summary of Significant Accounting Policies, pp. F-8 to F-11

  You have disclosed that you recognize revenue from syndication, integration and web business services each month over the estimated lives of the contracts.  Clearly disclose the fee structure for each type of service and the revenue recognition policy for recognizing that fee.   Indicate how you account for upfront payments received for syndication and integration services.  Supplementally, tell us how your accounting complies with SAB 104 section 3® and footnote 39.  Indicate how you recognize revenue under an revenue sharing agreements (i.e., net basis).

Response:      We have revised the disclosure in Note 2 to include the fee structure for each type of service and the revenue recognition policy for recognizing that fee.  We have indicated how we account for upfront payments received for syndication and integration services.

  You state that consulting agreements are recognized over the term of the engagement.  Describe the nature of the consulting services (e.g., implementation services).  Supplementally, tell us whether you are applying contract accounting to these arrangements.  If so, tell us how you are measuring progress in order to properly measure revenue earned.  Disclose the methodology used to apply contract accounting.

Response:      We have described the nature of the consulting services.

Ms. Barbara Jacobs
November 23, 2004

  You state that you apply the provisions of EITF 93-11 to your barter transactions and that you “recognize barter revenues only to the extent that you have similar cash transactions within a period not to exceed six months prior to the date of the barter transaction.”  Clarify how similar cash transactions are used to determine the fair value for the services provided.  In addition, provide us with the journal entries used to record the barter credits.  Indicate how these utilized credits compare to market price for similar advertising rates.  As part of your response, specifically tell us how you will earn revenue from the back-end revenue share arrangements.  Describe how you will account for these arrangements.

Response:      In footnote 2 on page F-10, we have clarified our disclosure as requested.  The requested journal entries accompany this letter.

Note 6. Loans, pp. F- 13

  Supplementally, tell us how you accounted for the 20,000 shares of restricted stock issued without consideration.  As part of your response, ensure that you tell us your valuation methodology for this stock.

Response:      The accounting for the issuance of the 20,000 shares of restricted stock was to increase par value of common stock and common stock paid – in capital by $400 dollars.  Smart Online valued the restricted shares at .02 cents a share.  Smart Online looked at recent transactions, preceding the issuance of its shares, involving its common stock to determine the fair value of the shares issued.  Due to the severity of Smart Online’s financial position prior to and during the period the shares were issued, the value of its stock was minimal.

Note 8. Stockholders’ Deficit, pp. F-14 to F-8

  We note you sold shares of redeemable preferred stock in 2003.  Supplementally, explain how the conversion price of any convertible instruments was determined.  Tell us the fair value of your common stock as of the date of the transaction.  In this regard, indicate whether the stock contained a beneficial conversion feature.  See EITF 98-5 and 00-27.

Response:  Upon review of EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable conversion Ratios and EITF 00-27, Application of Issue 98-5 to Certain Instruments Abstract, it was determined that the conversion feature associated with the preferred stock issued in 2003 was deemed to be a beneficial conversion feature as noted in the related EITFs.  The conversion feature for the preferred shares issued in 2003 provided that one share of preferred would be converted into one share of common stock.  After giving effect to the anti-dilution provision of the preferred stock, the conversion ratio at the time the preferred stock was converted was 1.22 shares of common stock for each share of preferred stock.  The Company sold the preferred shares for $1 per share which was convertible at the discretion of the shareholder.  The underlying value of the common stock was deemed be $2.50 per share.  This value was consistently used for valuation of warrants, options and the beneficial conversion calculation.  Based on this information, the intrinsic value was determined to be greater than the proceeds, but the beneficial conversion feature was capped at the proceeds received with the offering.  The Company recorded all of the proceeds, $495,319, as a deemed dividend in the period ended December 31, 2003.

Upon further review of the conversion of preferred stock in the period ended 2004, it was noted that an additional share of common stock was issued as an inducement for the preferred shareholders to convert their shares to common stock.  These additional shares were accounted for under FAS 84, Induced Conversions of Convertible Debt.  The Company determined the total amount that was given in the exchange by taking the total number of common shares issued (2,948,613) times the fair value of those shares ($2.50) and compared that to what was obligated under the normal conversion features, which was 1,658,449 shares of common stock times the fair value of $2.50.  This resulted in an inducement cost of $3,225,410.  The inducement cost was accounted for as a charge to retained earnings and a credit to additional paid in capital.  It was also accounted as an increase in the loss available to common shareholders.

The financial statements were revised to reflect the amounts and the accounting for the items noted in the preceding two paragraphs.

Ms. Barbara Jacobs
November 23, 2004

  Supplementally tell us how you have accounted for the right of the holders of Series A preferred stock to receive a percentage of the net proceeds you raise during calendar year 2004 from the sale of equity and convertible debt securities.

Response:      Smart Online is under no obligation to pay the Series A preferred stockholders for the first $5 million dollars of net proceeds raised by Smart Online in the calendar year ended 2004.  If Smart Online were to raise more than $5 million dollars of net proceeds, Smart Online would only be obligated to pay 20% of the proceeds in excess of the base of $5 million.  At this time, given limits on fund raising opportunities impaired by SEC rules integration rules, Smart Online does not anticipate exceeding the $5 million base.

  We note that you issued shares of common stock in exchange for warrants.  Indicate whether these exchanges were in accordance with the terms of the warrants.  If not, explain how you are accounting for these exchanges.

Response:      The number of shares received in exchange for the warrants was negotiated between Smart Online and the warrant holder and did not reflect the terms of the warrant.  The initial warrants issued in June 2001, to Bank One, totaling 619,309 warrants, were valued using the Black-Scholes model, which indicated an insignificant value and therefore no amount was recorded for the initial issuance of the warrants.  In the third quarter of 2004, Smart Online, as part of its corporate reorganization of its capital stock started in the first quarter, issued 100,000 shares of common stock in exchange for the outstanding warrants.  The Company recorded the fair value of these shares, $350,000 as an expense for the period ended September 30, 2004.

  We note that you recorded a non-cash compensation charge related to your issuances of stock options in the six-months ended June 30, 2004.  Tell us how you determined fair value of the underlying shares of common stock that you used to determined the compensation charge.  Additionally, provide the following information in chronological order for option and warrant grants since January 1, 2004:
•	The date of grant;
•	The name of the grantee and the grantee’s relationship to you;
•	The reason for the grant;
•	The number of option or warrants granted;
•	The exercise price;
•	The deemed fair value of underlying shares of common stock; and
•	The total amount of compensation expenses related to the grant and the magnitude and timing of the amortization expense.

Ms. Barbara Jacobs
November 23, 2004

Response to SEC Comment Number 71

Accompanying this letter is a table with options and warrant grants in chronological order as requested.

Note 13. Subsequent Events, pp. F-21 to F-23

  Describe the nature of the inaccuracies and omissions in the information provided to investors that resulted in the rescission offer to certain common shareholders.  Additionally, describe the controls and procedures implemented to remedy these errors.  Indicate whether you will be able to conclude that disclosure controls and procedures will be effective when you become a reporting company under the Exchange Act.

Response:      On page 72, in “Certain Relationships and Related Transactions - Rescission Offers” and in Note 8 to Financial Statement on Page F-16 we have summarized the nature of the inaccuracies and omissions in the information provided to investors that resulted in the rescission offer to certain shareholders.  Since the time of these inaccuracies and omissions, Smart Online has made substantial progress in improving its disclosure controls and procedures and believes it will have effective disclosure controls and procedures when it becomes a reporting company under the Exchange Act.  The efforts made by Smart Online to date to improve its reporting controls and procedures included the following:

(a)       The Company has made several process improvements that should improve its disclosure controls and procedures.  The primary control is the Company has hired an outside accounting firm to assist in the preparation and issuance of financial information.  The outside accounting firm coordinates with outside professionals to assure appropriate information and disclosures are provided for public use.

(b)        retained an outside accounting firm to coordinate with Smart Online's auditors and outside legal counsel and to assist Smart Online to provide information to the auditors and outside legal counsel as needed by them to assure appropriate disclosures and to assist Smart Online to develop better internal disclosure controls and reporting procedures.

(c)        after several years without having audited financial statements, Smart Online retained BDO Seidman LLP to audit its financial statements and to review unaudited financial statements

Item 27. Exhibits.

  With respect to Exhibits 10.7 through 10.19, please file the final and executed versions of such agreements.  These agreements appear to have been executed and should be in a final form.  It appears that for convenience you have filed forms of agreements with respect to Exhibits 10.4 and 10.6.  Please confirm that such forms of agreements are in final and executed form.

Ms. Barbara Jacobs
November 23, 2004

Response:

Exhibits 10.8 through 10.19 – These agreements have been filed in final form.  Conforming signatures have been added.

Exhibits 10.4 through 10.7.  The final form of all these agreements were included as exhibits to the Registration Statement filed on September 30, 2004.  Since the same forms of agreement were signed by several dozen shareholders and investors, we filed the form signed by everyone for convenience.  All parties signed form agreements identical to the forms filed as exhibits.

  With respect to the assumptions in the legality opinion filed as Exhibit 5.1 to your registration statement, please have counsel (1) exclude you, Smart Online, from its assumption as to the legal capacity of persons and entities, (2) remove their assumption as to the lack of any undisclosed termination, modification, waiver or amendment to any document, and (3) remove their assumption that all necessary documents have been duly authorized, executed and delivered.  It is our position that it is inappropriate for counsel to include assumptions that are too broad, that ‘assume away’ the issue or that assume any of the material facts underlying the opinion or facts that are  readily ascertainable.  Counsel should have sufficient basis to determine your legal capacity and any undisclosed event with respect to any necessary document should be readily ascertainable.  As noted, in the opinion, counsel has reviewed your relevant corporate records concerning the shares at issue.  Such examination should provide sufficient basis for counsel to determine the due authorization, execution and delivery of any necessary document.

Response:      We have changed our opinion letter as requested, which is filed as Exhibit 5.1 to Amendment No.1.

  With respect to counsel’s opinion regarding the shares of common stock held by the selling stockholders, please have counsel revise their opinion in order to opine that the shares subject to this offering (excluding the shares subject to warrants) are validly issued, fully paid and nonassessable.  Such shares have already been paid for and issued and as a result, the opinion as it stands is inapplicable.

Ms. Barbara Jacobs
November 23, 2004

Response:      We have changed our opinion letter as requested, which is filed as Exhibit 5.1 to Amendment No.1.

We believe the Company has addressed all comments of the staff.  We will deliver hard copies of Amendment No. 1 to the staff shortly to facilitate the staff’s review.  Please contact the undersigned at (919) 544-5444 if you have any questions or further comments.

                                                                                    Very truly yours,

                                                                                     /s/ James F. Verdonik

                                                                                    James F. Verdonik

JFV:ajm

cc:        Barbara Jacobs – Division of Corporation Finance
            Michael Nouri

RESPONSE TO SEC COMMENT NUMBER 59
[BAKER & MCKENZIE LETTERHEAD]

November 9, 2004

Michael Nouri, President
Smart Online, Inc.
2530 Meridian Parkway, 2nd Floor
Durham, NC  27713

RE:       Section 14 of the Securities Act

Dear Mr. Nouri:

You have asked for our analysis regarding the issue of whether or not specific release provisions in the transaction between Smart Online, Inc. (the “Company”) and some of its shareholders are consistent with Section 14 of the Securities Act of 1933 as amended (“Securities Act”), and thus, enforceable.  It should be emphasized, that the following analysis is not an opinion, but rather, an analysis of applicable law in support of the Company’s position that the release in question is valid and enforceable, notwithstanding Section 14 of the Securities Act.

In connection with this discussion, we have reviewed limited information, including Comment Number 59 from the Securities and Exchange Commission’s Comment letter regarding the Company’s Registration Statement on Form SB-2 (the “Registration Statement”), excerpts from the Registration Statement describing the private placement rescission offer, a copy of a Ratification of Reorganization and Release, a copy of the Rescission Offer, a copy of the Ratification and Release agreement, a copy of the Release from private placement investors, and summary changes and adjustments and updates.

As I understand the facts, on August 6, 2004, the Company made a rescission offer to shareholders who purchased 999,141 shares of common stock of the Company and warrants to acquire an additional 288,638 shares of the Company’s common stock, in a private placement conducted during March through June of 2004.  The rescission offer was made because, in connection with the audit of its financial statements and due diligence review of information in connection with preparing the Registration Statement on Form SB-2, the Company identified certain inaccuracies and omissions in the information it provided to investors in the private placement (the “Private Placement Investors”).  Upon identifying such inaccuracies and omissions, the Company made the rescission offer and disclosed the inaccuracies and omissions to all investors who purchased shares in the private placement and informed them of possible violations of the securities laws.  In the rescission offer, the Company offered to repurchase all of shares and warrants purchased by the Private Placement Investors, for the original purchase price plus interest and afforded the Private Placement Investors a thirty-day period in which to accept the rescission offer.

Section 14 of the Securities Act and Section 29(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) have been generally recognized by the Courts as having substantially identical waiver provisions and as having the same effect.  The Courts have generally held that where an agreement between the seller and the purchaser of securities was executed simultaneously with, or as part of, a contract for the sale of securities, and where the agreement provides that the purchaser waives his right or releases the seller form liability under the Federal Securities Acts (either the Securities Act or the Exchange Act), the agreement is void under the non-waiver provisions of either Section 14 of the Securities Act and/or Section 29(a) of the Exchange Act.

Notwithstanding the above, the Courts have held that where a seller and a purchaser of securities agree that the purchaser, in settlement of an existing controversy between him and seller waives his rights or releases the seller from liability under the Federal Securities Acts, such agreement is not void as a matter of law under the non-waiver provisions of Section 14 or 29(a).  In this regard, the Courts have pointed out that since the Federal Securities Acts do not require persons aggrieved by violations of these provisions to commence litigation, a general release, purporting to settle an already ripened controversy, is not void as a matter of law under Section 14 of the Securities Act.  See Cohn v. Tenney Corp., 318 F. Supp. 280 (S.D.N.Y. 1970).

The Courts also consider the timing of the release and waiver as to mature, ripened claims, and whether the person from whom the release is sought had actual knowledge and could, upon reasonable inquiry, discover the facts of the controversy.  The Courts also recognize that private parties have the right to acquit one another, retrospectively, by a valid and binding release once the liability is mature and recognized.  See Mittendorf v. J.R. Williston & Bean, Inc., 372 F. Supp. 281 (S.D.N.Y. 1974).  In Mittendorf, the Court noted that the release in question (which was upheld by the Court) was the product of lengthy negotiations by competent counsel and was intelligently and deliberately made at a time when the plaintiff had actual knowledge or could, upon reasonable inquiry, have discovered all the facts that he alleged in the action.

In Beaumont Capital Corp. v. Bear, Stearns & Co., 704 F. Supp. 362 (S.D.N.Y. 1988), the Court stated “while it is true that agreements between private parties which attempt to waive future compliance with federal securities laws are void, settlement and release of mature, ripened federal claims of which the releasing party had knowledge are not prohibited but, rather, encouraged.”  The Beaumont Court also recognized that if the “language of the release is clear… the intent of the parties [is] indicated by the language employed.”  In this regard, the Courts also consider whether the release was signed in a commercial context by parties in roughly equivalent bargaining positions and with ready access to counsel.

In Korn v. Franchard Corp., 388 F. Supp. 1326 (S.D.N.Y. 1975), the Court, in ruling that Section 29(a) of the Exchange Act should not be construed to apply to the release of matured claims, stated that to rule otherwise would foreclose the parties from settling mature claims and force every claimant to pursue the litigation to its costly conclusion.

The Courts will look at the facts surrounding the release and its timing to the claims to which the release relates.  In the case of Smart Online, it appears that the release related to claims which arose months before the release was circulated.  Moreover, the rescission offer and the release have specific language informing the parties from whom the request is sought of the claims they have under the Federal Securities Acts.  Thus, it appears that the release provisions should not be unenforceable due to Section 14 of the Securities Act.

In preparing this analysis, we have limited ourselves to the single issue discussed.  We have assumed that the rescission offer complied in all respect with the safe harbor provisions of Regulation D, that the release agreement complied with all applicable state law that the transactions involving the rescission and the release are in all other respects valid and that you will be submitting this analysis to the Securities and Exchange Commission in response to Comment No. 59 relating to the Registration Statement.

If we can be of any further assistance, please call.

Very truly yours,

Baker &McKenzie LLP

/s/ Joel Held

Joel Held

JXH/pds

Cc:       James Verdonik

Summary of Barter Journal Entries for SEC Comment #66
Smart Online

Period	Account/Description	Debit	Credit

1/30/2004	Prepaid Barter Advertising	$ 45,000.00
	Deferred Revenue		45000
To record barter transaction with W-3.
3/30/2004	Prepaid Barter Advertising	$ 165,000.00
	Deferred Revenue		$ 165,000.00
To record barter transaction with Pitney Bowes.
6/1/2004	Advertising Expense	$ 41,250.00
	Prepaid Barter Advertising		$ 41,250.00
To amortize portion of Pitney Bowes barter advertising for June magazine advertisement.
6/29/2004	Prepaid Barter Advertising	$ 245,000.00
	Deferred Revenue		$ 245,000.00
To record barter transaction with Inc.
8/31/2004	Advertising Expense	$ 34,375.00
	Prepaid Barter Advertising		$ 34,375.00
To amortize portion of Pitney Bowes barter advertising for August e-mail advertising campaign.

Summary of Prepaid Barter Advertising
	Record W-3 Barter Transaction	$ 45,000.00
	Record Pitney Bowes Barter Transaction	$ 165,000.00
	Amortize June Pitney Bowes Advertising	$ (41,250.00)
	Amortize August Pitney Bowes Advertising	$ (34,375.00)
	Record Inc. Barter Transaction	$ 245,000.00

	Sub-total	$ 379,375.00
	Less: Adjustment to net 9/30/04 Prepaid Barter Advertising Asset Account Balance against Related Deferred Revenue Liability Account Balance.	$ (318,690.00)
	Prepaid Barter Advertising Included on 9/30/04 Balance Sheet	$ 60,685.00 ============

Comment 77 Options

					Valuation Methodology (1)				Compensation Expense

Date of Grant	Name of Grantee	Relationship of Grantee	# of Options	Exercise Price	Method	Discount Rate- 10 Yr Treasury Rate	Dividend Yield	Fair Value of Stock	9 Months Ended Sept 2004	Fourth Quarter 2004	Year Ended December 2005	Year Ended December 2006

2/5/2004	Thomas Furr	Officer/Director	75,000	$ 1.30	Black-Scholes	4.23%	0.00%	$ 1.30	18,412.25	-	-	-
2/5/2004	Ronna Loprete	Officer/Director	75,000	$ 1.30	Black-Scholes	4.23%	0.00%	$ 1.30	18,412.25	-	-	-
4/1/2004	Stefan Frandsen	Employee	50,000	$ 3.50	Black-Scholes	4.23%	0.00%	$ 3.50	8,978.17	2,992.72	11,970.89	11,970.89
4/1/2004	Paul Linebaugh	Employee	50,000	$ 3.50	Black-Scholes	4.23%	0.00%	$ 3.50	8,978.17	2,992.72	11,970.89	11,970.89
4/1/2004	Eric Nouri	Employee	75,000	$ 3.50	Black-Scholes	4.23%	0.00%	$ 3.50	7,435.72	2,478.57	9,914.29	9,914.29
4/1/2004	Michael Fulghum	Employee	15,000	$ 3.50	Black-Scholes	4.23%	0.00%	$ 3.50	2,693.45	897.82	3,591.27	3,591.27
4/1/2004	Anil Kamath	Employee	75,000	$ 3.50	Black-Scholes	4.23%	0.00%	$ 3.50	33,668.12	11,222.71	44,890.83	44,890.83
4/1/2004	Jose Collazo	Employee	75,000	$ 3.50	Black-Scholes	4.23%	0.00%	$ 3.50	33,668.12	11,222.71	44,890.83	44,890.83
4/1/2004	Scott Whitaker	Employee	25,000	$ 3.50	Black-Scholes	4.23%	0.00%	$ 3.50	4,489.08	1,496.36	5,985.44	5,985.44
4/1/2004	Pamela McClain	Employee	10,000	$ 3.50	Black-Scholes	4.23%	0.00%	$ 3.50	1,795.63	598.54	2,394.18	2,394.18
5/1/2004	Stephen Burnett	Officer	16,500	$ 3.50	Black-Scholes	4.23%	0.00%	$ 3.50	19,751.96	-	-	-
5/20/2004	Tim Bajarin	Consultant	50,000	$ 3.50	Black-Scholes	4.23%	0.00%	$ 3.50	59,854.44	-	-	-
6/1/2004	Mitchell Moore	Employee	2,500	$ 3.50	Black-Scholes	4.23%	0.00%	$ 3.50	448.91	149.64	598.54	598.54
7/1/2004	Deb Lovig	Employee	75,000	$ 3.50	Black-Scholes	4.50%	0.00%	$ 3.50	4,714.28	Forfeited options in 4Q2004
7/1/2004	Mark Self	Advisory Board Member	10,000	$ 3.50	Black-Scholes	4.50%	0.00%	$ 3.50	$41,893 of expense is attributable to 6 advisory board members ($6,982 per member). Expense will be recognized at an assumed rate of 1 meeting per quarter over 2 year (8 total meetings) or $873 per meeting attended per person.
7/1/2004	Richmond G. Bernhardt, III	Advisory Board Member	10,000	$ 3.50	Black-Scholes	4.50%	0.00%	$ 3.50
7/1/2004	Brian Kinahan	Advisory Board Member	10,000	$ 3.50	Black-Scholes	4.50%	0.00%	$ 3.50
7/1/2004	Mark Easley	Advisory Board Member	10,000	$ 3.50	Black-Scholes	4.50%	0.00%	$ 3.50
7/1/2004	Teresa Spangler	Advisory Board Member	10,000	$ 3.50	Black-Scholes	4.50%	0.00%	$ 3.50
8/1/2004	William Eldridge	Advisory Board Member	10,000	$ 3.50	Black-Scholes	4.50%	0.00%	$ 3.50
8/1/2004	Thomas Martignoni	Advisory Board Member	1,250	$ 3.50	Black-Scholes	4.28%	0.00%	$ 3.50	$13,358 of expense is attributable to 2 advisory board members ($6,679 per member). Expense will be recognized at an assumed rate of 1 meeting per quarter over 2 year (8 total meetings) or $835 per meeting attended per person.
9/20/2004	Felix Mulhlebach	Advisory Board Member	1,250	$ 3.50	Black-Scholes	4.28%	0.00%	$ 3.50

Date of Grant	Name of Grantee	Relationship of Grantee	# of Warrants	Exercise Price	Deemed Fair Value	Total Compensation Expense

3/24/2004	Daniel R. Flebotte	Investor	3000	$ 3.50	Black-Scholes	3.83%	0.00%	$ 3.50	No compensation expense recorded.
3/24/2004	John H. Smith	Investor	7500	$ 3.50	Black-Scholes	3.83%	0.00%	$ 3.50
3/24/2004	Atlas Capital SA	Investor	188,571	$ 3.50	Black-Scholes	3.83%	0.00%	$ 3.50
4/15/2004	Christine Fountain	Investor	3000	$ 3.50	Black-Scholes	3.83%	0.00%	$ 3.50
5/18/2004	Michael J. Hensley	Investor	1800	$ 3.50	Black-Scholes	3.83%	0.00%	$ 3.50
5/18/2004	Rebecca Guin	Investor	3150	$ 3.50	Black-Scholes	3.83%	0.00%	$ 3.50
5/18/2004	Douglas E. Smith	Investor	12,600	$ 3.50	Black-Scholes	3.83%	0.00%	$ 3.50
5/18/2004	Danny/Joyce Eason	Investor	1200	$ 3.50	Black-Scholes	3.83%	0.00%	$ 3.50
5/24/2004	Atlas Capital SA	Investor	48,857	$ 3.50	Black-Scholes	3.83%	0.00%	$ 3.50
5/24/2004	Jeffrey C. Davis	Investor	1200	$ 3.50	Black-Scholes	3.83%	0.00%	$ 3.50
5/24/2004	David/Judy Nichols	Investor	3000	$ 3.50	Black-Scholes	3.83%	0.00%	$ 3.50
5/24/2004	David L. Young	Investor	1200	$ 3.50	Black-Scholes	3.83%	0.00%	$ 3.50
5/24/2004	Martin L. Wachtel, III	Investor	1260	$ 3.50	Black-Scholes	3.83%	0.00%	$ 3.50
5/24/2004	William M. Rhyne	Investor	1200	$ 3.50	Black-Scholes	3.83%	0.00%	$ 3.50
6/1/2004	Edward S. Finley	Investor	1200	$ 3.50	Black-Scholes	3.83%	0.00%	$ 3.50
6/1/2004	Eddie G. Hatch, III	Investor	1200	$ 3.50	Black-Scholes	3.83%	0.00%	$ 3.50
6/11/2004	Sandra/Gilbert Burnett	Investor	1200	$ 3.50	Black-Scholes	3.83%	0.00%	$ 3.50
8/27/2003	Stephen Burnett	Consultant (Tryon)	10,000	$ 1.30	Black-Scholes	4.30%	0.00%	$ 2.50	Fair value expense of $466,000 for warrants issued to Tryon Capital was fully recorded in the nine months ended September 30, 2004				From 350,000 Warrants to Tryon From 350,000 Warrants to Tryon From 350,000 Warrants to Tryon From 350,000 Warrants to Tryon
9/2/2003	Cap Partners LLC	Consultant (Tryon)	17,000	$ 1.30	Black-Scholes	4.30%	0.00%	$ 2.50
9/2/2003	Rio Sales	Consultant (Tryon)	50,000	$ 1.30	Black-Scholes	4.30%	0.00%	$ 2.50
9/2/2003	JaJo Properties LLC	Consultant (Tryon)	5100	$ 1.30	Black-Scholes	4.30%	0.00%	$ 2.50
9/2/2003	Shelomo Elia	Consultant (Tryon)	32,500	$ 1.30	Black-Scholes	4.30%	0.00%	$ 2.50
9/2/2003	Shelomo Elia	Consultant (Tryon)	32,500	$ 1.30	Black-Scholes	4.30%	0.00%	$ 2.50					From 350,000 Warrants to Tryon
10/11/2003	JaJo Properties LLC	Consultant (Tryon)	10,000	$ 1.30	Black-Scholes	4.30%	0.00%	$ 2.50					From 350,000 Warrants to Tryon
10/11/2003	Rio Sales	Consultant (Tryon)	80,000	$ 1.30	Black-Scholes	4.30%	0.00%	$ 2.50					From 350,000 Warrants to Tryon
10/11/2003	Tryon Capital Ventures, LLC	Consultant (Tryon)	112,900	$ 1.30	Black-Scholes	4.30%	0.00%	$ 2.50					From 350,000 Warrants to Tryon

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(1)  The fair value of the Company's stock was determined based on review of recent Company stock transactions and the related selling price in those transactions.